Exhibit 18.1

Preferability Letter of Ernst & Young LLP

November 3, 2011

Board of Directors

News Corporation

1211 Avenue of the Americas

New York, NY 10036

Ladies and Gentlemen:

Note 1 of the Notes to the condensed consolidated financial statements of News Corporation included in its Form 10-Q for the three months ended September 30, 2011 describes a change in the method of recognizing losses on its multi-year U.S. national sports agreements. Historically, estimated ultimate losses on these contracts would result in programming rights being written down to net realizable value and an incremental liability being recorded to currently recognize the estimated future loss. Under the new method, estimated future losses will no longer be accrued. There are no authoritative criteria for determining a ‘preferable’ method of accounting for estimated future losses based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to June 30, 2011, and therefore we do not express any opinion on any financial statements of News Corporation subsequent to that date.

Very truly yours,

/s/ Ernst & Young LLP

New York, New York